

Gordon Lithgow · 3rd

Professor at The Buck Institute

Novato, California, United States · **Contact info**

500+ connections

 The Buck Institute

 University of Glasgow

Experience



Professor
The Buck Institute
Sep 2000 – Present · 21 yrs 2 mos

I run a research group studying the basic biology of aging and age-related disease. We have made seminal discoveries including the identification of small molecules that slow aging.



Senior Lecturer
University of Manchester
1995 – 2001 · 6 yrs

I formed a research group studying aging many in the nematode C. elegans. I taught courses in genetics, molecular biology and aging. I was mentor to five PhD students, four Post-Doctoral Fellows and numerous Master's and Undergraduate students. We published some prominant publications and helped build the UKs reputation in aging research.



Post-doctoral Fellow
University of Colorado at Boulder
1991 – 1995 · 4 yrs

Post-Doctoral Fellow



Post-doctoral Fellow
Ciba-Geigy
1989 – 1991 · 2 yrs

Basel, Switzerland

Education



University of Glasgow
PhD, Genetics
1985 – 1989



University of Strathclyde
BSC, microbiology
1981 – 1985